Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

March 31, 2021 and 2020

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of KB Financial Group Inc. (the “Company”), which comprise the separate interim statement of financial position as of March 31, 2021, the separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matter

The following matter may be helpful to the readers in their understanding of the condensed separate interim financial statements. Our review conclusion is not affected by this matter.

As described in note 24.2.b) to the condensed separate interim financial statements, the proliferation of COVID-19 has had a negative impact on the global economy, which may have a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the profit generation capability of the Company.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2020, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2021, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2020, presented for comparative purposes, is consistent, in all material respects, with the audited separate statement of financial position from which it has been derived.

</s/>KPMG Samjong Accounting Corp.

Seoul, Korea

May 17, 2021

This report is effective as of May 17, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

March 31, 2021 and December 31, 2020

(In millions of Korean won)	Notes	March 31, 2021 (Unaudited)		December 31, 2020
Assets
Cash and due from financial institutions	4,5,6,23	~~W~~	2,067,162	~~W~~	23,084
Financial assets at fair value through profit or loss	4,5,7		415,256		474,262
Loans measured at amortized cost	4,5,8		179,536		179,542
Investments in subsidiaries	9		26,519,880		26,519,880
Property and equipment			7,401		7,730
Intangible assets			13,069		13,267
Deferred income tax assets	10		3,288		3,189
Other assets	4,5		1,031,510		887,537

Total assets		~~W~~	30,237,102	~~W~~	28,108,491

Liabilities
Borrowings	4,5,11	~~W~~	—	~~W~~	100,000
Debentures	4,5,12		6,238,626		6,128,043
Net defined benefit liabilities	13		609		59
Current income tax liabilities			840,683		716,473
Other liabilities	4,5		879,730		178,296

Total liabilities			7,959,648		7,122,871

Equity	14
Share capital			2,090,558		2,090,558
Hybrid securities			2,294,423		1,695,778
Capital surplus			14,754,747		14,754,747
Accumulated other comprehensive income			(8,060)		(8,032)
Retained earnings			4,281,974		3,588,757
Treasury shares			(1,136,188)		(1,136,188)

Total equity			22,277,454		20,985,620

Total liabilities and equity		~~W~~	30,237,102	~~W~~	28,108,491

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2021 and 2020

(In millions of Korean won, except per share amounts)	Notes	2021 (Unaudited)		2020 (Unaudited)
Interest income		~~W~~	1,425	~~W~~	1,797
Interest income from financial instruments at amortized cost			1,205		764
Interest income from financial instruments at fair value through profit or loss			220		1,033
Interest expense			(32,514)		(32,098)

Net interest expense	16		(31,089)		(30,301)

Fee and commission income			231		147
Fee and commission expense			(1,998)		(1,256)

Net fee and commission expense	17		(1,767)		(1,109)

Net gains on financial assets at fair value through profit or loss	18		5,416		2,959

Net other operating income	19		1,447,949		974,930

General and administrative expenses	20		(23,533)		(15,311)

Operating profit before provision for credit losses			1,396,976		931,168

Provision for credit losses			(2)		—

Net operating income			1,396,974		931,168

Net non-operating income (expenses)			(298)		167

Profit before income tax expense			1,396,676		931,335
Income tax expense	21		(244)		(1,709)

Profit for the period			1,396,432		929,626

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(28)		(75)

Other comprehensive loss for the period, net of tax			(28)		(75)

Total comprehensive income for the period		~~W~~	1,396,404	~~W~~	929,551

Earnings per share (in Korean Won)	22
Basic earnings per share		~~W~~	3,549	~~W~~	2,378
Diluted earnings per share			3,479		2,359

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2021 and 2020

(In millions of Korean won)	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Total Equity
Balance as of January 1, 2020	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,664)	~~W~~	3,093,294	~~W~~	(1,136,188)	~~W~~	19,181,899

Comprehensive income
Profit for the period		—		—		—		—		929,626		—		929,626
Remeasurements of net defined benefit liabilities		—		—		—		(75)		—		—		(75)

Total comprehensive income		—		—		—		(75)		929,626		—		929,551

Transactions with shareholders
Annual dividends		—		—		—		—		(861,092)		—		(861,092)
Dividends on hybrid securities		—		—		—		—		(3,256)		—		(3,256)

Total transactions with shareholders		—		—		—		—		(864,348)		—		(864,348)

Balance as of March 31, 2020 (Unaudited)	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,739)	~~W~~	3,158,572	~~W~~	(1,136,188)	~~W~~	19,247,102

Balance as of January 1, 2021	~~W~~	2,090,558	~~W~~	1,695,778	~~W~~	14,754,747	~~W~~	(8,032)	~~W~~	3,588,757	~~W~~	(1,136,188)	~~W~~	20,985,620

Comprehensive income
Profit for the period		—		—		—		—		1,396,432		—		1,396,432
Remeasurements of net defined benefit liabilities		—		—		—		(28)		—		—		(28)

Total comprehensive income		—		—		—		(28)		1,396,432		—		1,396,404

Transactions with shareholders
Annual dividends		—		—		—		—		(689,653)		—		(689,653)
Issuance of hybrid securities		—		598,645		—		—		—		—		598,645
Dividends on hybrid securities		—		—		—		—		(13,562)		—		(13,562)

Total transactions with shareholders		—		598,645		—		—		(703,215)		—		(104,570)

Balance as of March 31, 2021 (Unaudited)	~~W~~	2,090,558	~~W~~	2,294,423	~~W~~	14,754,747	~~W~~	(8,060)	~~W~~	4,281,974	~~W~~	(1,136,188)	~~W~~	22,277,454

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2021 and 2020

(In millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,396,432	~~W~~	929,626

Adjustment for non-cash items
Depreciation and amortization expense			1,528		905
Provision for credit losses			2		—
Share-based payments			3,868		(1,527)
Net interest expense			1,352		556
Net valuation losses (gains) on financial assets at fair value through profit or loss			(800)		454
Net other expenses			877		319

			6,827		707

Changes in operating assets and liabilities
Deferred income tax assets			—		1,709
Other assets			395		658
Other liabilities			(10,828)		(1,889)

			(10,433)		478

Net cash inflow from operating activities			1,392,826		930,811

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(270,000)		(1,574,930)
Disposal of financial assets at fair value through profit of loss			329,806		378,895
Acquisition of subsidiaries			—		(50,000)
Increase in loans measured at amortized cost			—		(30,000)
Acquisition of property and equipment			(67)		(484)
Acquisition of intangible assets			(178)		(50)
Net increase in guarantee deposits paid			(2,358)		—
Other investing activities			(54)		(116)

Net cash inflow (outflow) from investing activities			57,149		(1,276,685)

Cash flows from financing activities
Decrease in borrowings			(100,000)		—
Increase in debentures			389,154		648,490
Decrease in debentures			(280,000)		(297,900)
Redemption of principal elements of lease payments			(133)		(137)
Issuance of hybrid securities			598,644		—
Dividends paid on hybrid securities			(13,562)		(3,256)

Net cash inflow from financing activities			594,103		347,197

Net increase in cash and cash equivalents			2,044,078		1,323
Cash and cash equivalents at the beginning of the period	23		23,081		18,534

Cash and cash equivalents at the end of the period	23	~~W~~	2,067,159	~~W~~	19,857

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of March 31, 2021, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Company acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

The Company’s separate interim financial statements for the three-month period ended March 31, 2021, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual separate financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Company since the end of the previous annual reporting period. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2021.

2.1.1 The Company has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS No.1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. These amendments do not have a significant impact on the financial statements.

•

Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1039 Financial Instruments: Recognition and Measurement, Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1104 Insurance Contracts and Korean IFRS No.1116 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. These amendments do not have a significant impact on the financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

2.1.2 The following amended standards have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Company.

•	Amendment to Korean IFRS No.1116 - Covid-19-Related Rent Concessions etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment—Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS No.1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

2.1.2 The following amended standards have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Company. (cont’d)

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2020, except for the estimates used to determine income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2020, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company through increased risk transparency, spread of risk management culture and preemptive response to rapidly changing financial environments. Credit risk, market risk and liquidity risk are recognized as the Company’s significant risks and measured and managed by quantifying them in the form of Internal Capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Company and subsidiaries (the “Group”).

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Group Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department manages risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract and deterioration of credit quality. For risk management reporting purposes, the Company considers default risk of individual borrowers.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.2 Credit risk management

The Company measures the expected losses of assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments other than equity securities, to credit risk without consideration of collateral values as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Due from financial institutions	~~W~~	2,067,162	~~W~~	23,084
Loans measured at amortized cost *		179,536		179,542
Loans measured at fair value through profit or loss		25,560		85,367
Other financial assets *		37,802		33,053

	~~W~~	2,310,060	~~W~~	321,046

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial asset at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets measured at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

Credit qualities of loans measured at amortized cost as of March 31, 2021 and December 31, 2020, are classified as follows:

March 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
(In millions of Korean won)			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	180,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	180,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	180,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	180,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.4 Credit risk of loans (cont’d)

December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
(In millions of Korean won)			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	180,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	180,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	180,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	180,000

*	Before netting of allowance

Credit qualities of loans graded according to the probability of default as of March 31, 2021 and December 31, 2020, are as follows:

Range of PD (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of March 31, 2021 and December 31, 2020, are as follows:

March 31, 2021
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	2,067,162	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,067,162
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	2,067,162	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,067,162

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.5 Credit risk of due from financial institutions (cont’d)

December 31, 2020
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	23,084	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,084
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	23,084	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,084

4.2.6 Credit risk concentration analysis

4.2.6.1 Classifications of corporate loans by industry as of March 31, 2021 and December 31, 2020, are as follows:

	March 31, 2021
(In millions of Korean won)	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	205,560	100.00	~~W~~	(464)	~~W~~	205,096

(In millions of Korean won)	December 31, 2020
	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	265,367	100.00	~~W~~	(458)	~~W~~	264,909

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Classifications of due from financial institutions by industry as of March 31, 2021 and December 31, 2020, are as follows:

	March 31, 2021
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	2,067,162	100.00	~~W~~	—	~~W~~	2,067,162

	December 31, 2020
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	23,084	100.00	~~W~~	—	~~W~~	23,084

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years and over five years.

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies applied to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, the table below do not match with the amounts in the statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial liabilities as of March 31, 2021 and December 31, 2020, are as follows:

	March 31, 2021
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debentures	~~W~~	—	~~W~~	66,737	~~W~~	353,513	~~W~~	643,128	~~W~~	3,804,448	~~W~~	1,906,808	~~W~~	6,774,634
Lease liabilities		—		44		80		330		582		—		1,036
Other financial liabilities		—		694,847		—		5,668		—		—		700,515

	~~W~~	—	~~W~~	761,628	~~W~~	353,593	~~W~~	649,126	~~W~~	3,805,030	~~W~~	1,906,808	~~W~~	7,476,185

	December 31, 2020
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Borrowings	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000
Debentures		—		86,182		224,662		772,339		3,789,311		1,795,876		6,668,370
Lease liabilities		—		48		54		222		208		—		532
Other financial liabilities		—		2,712		—		—		—		—		2,712

	~~W~~	—	~~W~~	88,942	~~W~~	324,716	~~W~~	772,561	~~W~~	3,789,519	~~W~~	1,795,876	~~W~~	6,771,614

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rates, stock prices, and exchange rates etc. The Company manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Interest rate risk

4.4.2.1 Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rates and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

4.4.2.2 Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. The Company manages interest rate risk through the measurement and management of interest rate VaR.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2021 and December 31, 2020, are as follows:

	March 31, 2021
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	389,696	~~W~~	389,696
Loans		25,560		25,560
Financial assets at amortized cost
Due from financial institutions		2,067,162		2,067,162
Loans		179,536		179,536
Other financial assets		37,802		37,802

		2,699,756		2,699,756

Financial liabilities
Financial liabilities at amortized cost
Debentures		6,238,626		6,317,463
Other financial liabilities		714,984		714,984

	~~W~~	6,953,610	~~W~~	7,032,447

	December 31, 2020
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	388,895	~~W~~	388,895
Loans		85,367		85,367
Financial assets at amortized cost
Due from financial institutions		23,084		23,084
Loans		179,542		179,542
Other financial assets		33,053		33,053

		709,941		709,941

Financial liabilities
Financial liabilities at amortized cost
Borrowings		100,000		100,000
Debentures		6,128,043		6,258,394
Other financial liabilities		16,444		16,444

	~~W~~	6,244,487	~~W~~	6,374,838

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.1.1 Carrying amounts and fair value of financial assets and liabilities by category as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions

Carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using Discounted Cash Flow (“DCF”) Model.

Securities

Fair value of financial instruments that are quoted in active markets is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institution. The institutions use one or more of the following valuation techniques including DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method, deemed suitable considering the characteristics of the financial instruments.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”) and the MonteCarlo Simulation or valuation results from independent external professional valuation institution.

Loans measured at amortized cost

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, the carrying amount is used as the fair value.

Debentures	Fair value is determined by using the valuation results of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

Carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.1.2 Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1 :	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 :	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 :	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of March 31, 2021 and December 31, 2020, are as follows:

	March 31, 2021
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	389,696	~~W~~	389,696
Loans		—		25,560		—		25,560

	~~W~~	—	~~W~~	25,560	~~W~~	389,696	~~W~~	415,256

	December 31, 2020
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	388,895	~~W~~	388,895
Loans		—		85,367		—		85,367

	~~W~~	—	~~W~~	85,367	~~W~~	388,895	~~W~~	474,262

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of March 31, 2021 and December 31, 2020, are as follows:

	March 31, 2021
(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Loans	~~W~~	25,560	DCF model	Interest rate, Discount rate, etc.

	December 31, 2020
(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Loans	~~W~~	85,367	DCF model	Interest rate, Discount rate, etc.

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of March 31, 2021 and December 31, 2020, are as follows:

	March 31, 2021
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	2,067,162	~~W~~	—	~~W~~	2,067,162
Loans measured at amortized cost [2]		—		—		179,536		179,536
Other financial assets [3]		—		—		37,802		37,802

		—		2,067,162		217,338		2,284,500

Financial liabilities
Debentures		—		6,317,463		—		6,317,463
Other financial liabilities [3]		—		—		714,984		714,984

	~~W~~	—	~~W~~	6,317,463	~~W~~	714,984	~~W~~	7,032,447

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

	December 31, 2020
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	23,084	~~W~~	—	~~W~~	23,084
Loans measured at amortized cost [2]		—		—		179,542		179,542
Other financial assets [3]		—		—		33,053		33,053

		—		23,084		212,595		235,679

Financial liabilities
Borrowings [4]		—		100,000		—		100,000
Debentures		—		6,258,394		—		6,258,394
Other financial liabilities [3]		—		—		16,444		16,444

	~~W~~	—	~~W~~	6,358,394	~~W~~	16,444	~~W~~	6,374,838

[1]	Because due from financial institutions classified as level 2 are deposits on demand, carrying amounts are reasonable approximations of fair values.
[2]	Because loans measured at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	For borrowings classified as Level 2, carrying amounts are reasonable approximations of fair values.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of March 31, 2021 and December 31, 2020, are as follows:

	Fair value				Valuation techniques	Inputs
(In millions of Korean won)	March 31, 2021		December 31, 2020
Financial liabilities
Debentures	~~W~~	6,317,463	~~W~~	6,258,394	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of the Company’s assets at the end of every reporting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2021 and 2020, are as follows:

	2021		2020
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning	~~W~~	388,895	~~W~~	291,501
Total gains or losses
- Profit or loss		801		(454)
- Other comprehensive income		—		—
Purchases		—		—
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending	~~W~~	389,696	~~W~~	291,047

5.2.2.2 In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the three-month periods ended March 31, 2021 and 2020, are as follows:

	2021						2020
(In millions of Korean won)	Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	801	~~W~~	—	~~W~~	—	~~W~~	(454)	~~W~~	—	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		801		—		—		(454)		—		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2021 and December 31, 2020, are as follows:

	March 31, 2021
(In millions of Korean won)	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	389,696	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	1.56 ~ 4.92	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.45	The higher the volatility, the higher the fair value fluctuation

	December 31, 2020
(In millions of Korean won)	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	388,895	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	2.07 ~ 4.69	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.47	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in inputs as of March 31, 2021 and December 31, 2020, are as follows:

	March 31, 2021
	Profit or loss				Other comprehensive income

(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

Financial assets
Financial assets at fair value through profit or loss
Hybrid securities *	~~W~~	1,464	~~W~~	(1,411)	~~W~~	—	~~W~~	—

*

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (1.56 ~ 4.92%) which are principal unobservable input parameters and the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

	December 31, 2020
	Profit or loss				Other comprehensive income
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

Financial assets
Financial assets at fair value through profit or loss
Hybrid securities *	~~W~~	3,136	~~W~~	(3,031)	~~W~~	—	~~W~~	—

*

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (2.07 ~ 4.69%) which are principal unobservable input parameters and the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (As of March 31, 2021)	March 31, 2021		December 31, 2020
Due from financial institutions in Korean won	Due from banks	Kookmin Bank	0.00 ~ 0.15	~~W~~	2,067,162	~~W~~	23,084

6.2 Details of restricted due from financial institution as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	Financial Institution	March 31, 2021		December 31, 2020		Reasons of restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	389,696	~~W~~	388,895
Loans		25,560		85,367

	~~W~~	415,256	~~W~~	474,262

8. Loans Measured at Amortized Cost

Details of loans measured at amortized cost as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Loans measured at amortized cost	~~W~~	180,000	~~W~~	180,000
Less: Allowances for loan losses		(464)		(458)

Carrying amount	~~W~~	179,536	~~W~~	179,542

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of March 31, 2021, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd.	Non-life insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
Prudential Life Insurance Company of Korea Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea

9.2 Details of investments in subsidiaries as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won, except for shares and ownership %)	As of March 31, 2021		Carrying amount

Name of subsidiaries	Number of Issued shares	Ownership (%)	March 31, 2021		December 31, 2020

Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
Prudential Life Insurance Company of Korea Ltd	15,000,000	100.00		2,310,054		2,310,054
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd	25,227,566	100.00		673,811		673,811
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334
KB Credit Information Co., Ltd.	1,252,400	100.00		21,331		21,331

			~~W~~	26,519,880	~~W~~	26,519,880

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

10. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2021 and December 31, 2020, are as follows:

	March 31, 2021
(In millions of Korean won)	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	3,227	~~W~~	—	~~W~~	3,227
Membership rights		217		—		217
Defined benefit obligation		2,684		—		2,684
Plan assets		—		(2,684)		(2,684)
Short-term employee benefits		973		—		973
Losses on valuation of financial assets at fair value through profit or loss		2,834		—		2,834
Others		307		(4,270)		(3,963)

	10,242		(6,954)		3,288

Offsetting of deferred tax assets and liabilities		(6,954)		6,954		—

	~~W~~	3,288	~~W~~	—	~~W~~	3,288

(In millions of Korean won)	December 31, 2020
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	3,171	~~W~~	—	~~W~~	3,171
Membership rights		220		—		220
Defined benefit obligation		3,214		—		3,214
Plan assets		—		(3,214)		(3,214)
Short-term employee benefits		746		—		746
Losses on valuation of financial assets at fair value through profit or loss		3,054		—		3,054
Others		497		(4,499)		(4,002)

		10,902		(7,713)		3,189

Offsetting of deferred tax assets and liabilities		(7,713)		7,713		—

	~~W~~	3,189	~~W~~	—	~~W~~	3,189

11. Borrowings

11.1 Details of borrowings as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
General borrowings	~~W~~	—	~~W~~	100,000

11.2 Details of general borrowings as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		Lender	Issued date	Maturity date	Annual interest rates (%) as of March 31, 2021	March 31, 2021		December 31, 2020
Borrowings in Korean won	Other borrowings	Kiwoom Securities Co., Ltd.	Nov. 27, 2020	Feb. 2, 2021	—	~~W~~	—	~~W~~	40,000
Borrowings in Korean won	Other borrowings	Kiwoom Securities Co., Ltd.	Dec. 17, 2020	Mar. 3, 2021	—		—		60,000

						~~W~~	—	~~W~~	100,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

12. Debentures

12.1 Details of debentures as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Annual interest rate (%) as of March 31, 2021	March 31, 2021		December 31, 2020
Unguaranteed debentures No.5-2	Mar. 19, 2014	Mar. 19, 2021	3.50	~~W~~	—	~~W~~	50,000
Unguaranteed debentures No.6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No.9	Jun. 23, 2015	Jun. 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No.12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No.14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No.15-2	May 12, 2016	May 12, 2021	1.72		220,000		220,000
Unguaranteed debentures No.15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No.16-2	May 27, 2016	May 27, 2021	1.78		60,000		60,000
Unguaranteed debentures No.16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No.17	Jun. 27, 2016	Jun. 27, 2021	1.51		50,000		50,000
Unguaranteed debentures No.18-2	Jul. 25, 2016	Jul. 25, 2021	1.45		110,000		110,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-2	Aug. 25, 2016	Aug. 25, 2021	1.46		100,000		100,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		50,000
Unguaranteed debentures No.22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		110,000
Unguaranteed debentures No.25-3	May 24, 2017	May 24, 2022	2.23		270,000		270,000
Unguaranteed debentures No.25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.26-1	Jun. 27, 2017	Jun. 27, 2022	2.18		50,000		50,000
Unguaranteed debentures No.26-2	Jun. 27, 2017	Jun. 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No.27	Jul. 19, 2017	Jul. 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No.28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000		60,000
Unguaranteed debentures No.28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No.29-1	Sep. 19, 2017	Sep. 19, 2022	2.29		150,000		150,000
Unguaranteed debentures No.29-2	Sep. 19, 2017	Sep. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No.30	Jan. 25, 2018	Jan. 25, 2021	2.45		—		80,000
Unguaranteed debentures No.31-1	Feb. 28, 2018	Feb. 26, 2021	2.57		—		150,000
Unguaranteed debentures No.31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		50,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-1	Apr. 06, 2018	Apr. 06, 2021	2.50		60,000		60,000
Unguaranteed debentures No.32-2	Apr. 06, 2018	Apr. 06, 2023	2.71		80,000		80,000
Unguaranteed debentures No.32-3	Apr. 06, 2018	Apr. 06, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-1	Jun. 12, 2018	Jun. 12, 2023	2.81		100,000		100,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-1	Jul. 25, 2018	Jul. 23, 2021	2.41		40,000		40,000
Unguaranteed debentures No.34-2	Jul. 25, 2018	Jul. 25, 2023	2.65		70,000		70,000
Unguaranteed debentures No.34-3	Jul. 25, 2018	Jul. 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.35	Oct. 05, 2018	Oct. 05, 2023	2.52		120,000		120,000
Unguaranteed debentures No.36-1	Feb. 22, 2019	Feb. 22, 2022	2.03		120,000		120,000
Unguaranteed debentures No.36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		230,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

12.1 Details of debentures as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	Issuance date	Maturity date	Annual interest rate (%) as of March 31, 2021	March 31, 2021		December 31, 2020
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No.37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		140,000		140,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		80,000		80,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-1	Dec. 04, 2019	Dec. 04, 2024	1.76		70,000		70,000
Unguaranteed debentures No.40-2	Dec. 04, 2019	Dec. 04, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-1	Jan. 16, 2020	Jan. 16, 2023	1.64		110,000		110,000
Unguaranteed debentures No.41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		100,000		100,000
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		40,000
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		370,000
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		30,000
Unguaranteed debentures No.42-1	May 13, 2020	May 13, 2025	1.59		130,000		130,000
Unguaranteed debentures No.42-2	May 13, 2020	May 13, 2030	1.78		70,000		70,000
Unguaranteed debentures No.43-1	Jun. 16, 2020	Jun. 16, 2023	1.18		50,000		50,000
Unguaranteed debentures No.43-2	Jun. 16, 2020	Jun. 16, 2025	1.44		110,000		110,000
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		50,000
Exchangeable bonds No.1 *	Jun. 30, 2020	Jun. 30, 2025	—		240,000		240,000
Unguaranteed debentures No.44-1	Aug. 11, 2020	Aug. 11, 2022	0.96		80,000		80,000
Unguaranteed debentures No.44-2	Aug. 11, 2020	Aug. 11, 2023	1.07		50,000		50,000
Unguaranteed debentures No.44-3	Aug. 11, 2020	Aug. 9, 2024	1.18		30,000		30,000
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		20,000
Unguaranteed debentures No.45	Nov. 23, 2020	Nov. 23, 2023	1.19		60,000		60,000
Unguaranteed debentures No.46-1	Jan. 14, 2021	Jan. 13, 2023	1.09		160,000		—
Unguaranteed debentures No.46-2	Jan. 14, 2021	Jan. 14, 2026	1.43		30,000		—
Unguaranteed debentures No.46-3	Jan. 14, 2021	Jan. 14, 2028	1.62		10,000		—
Unguaranteed debentures No.46-4	Jan. 14, 2021	Jan. 14, 2031	1.84		100,000		—
Unguaranteed debentures No.47	Feb. 24, 2021	Feb. 24, 2023	1.07		90,000		—

					6,260,000		6,150,000
	Less: Bond Discounts				(7,215)		(7,000)
	Less: adjustment on exchange right				(14,159)		(14,957)

				~~W~~	6,238,626	~~W~~	6,128,043

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rates of bonds under the same conditions without the exchangeable rights. The residual amount, after deducting liability component from the issuance amount, represents the value of exchangeable rights and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchangeable rights is from the 60th day from the issuance date to 10 days before the maturity date.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

12.2 Maturities of debentures as of March 31, 2021 and December 31, 2020, are as follows:

	March 31, 2021
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	390,000	~~W~~	250,000	~~W~~	310,000	~~W~~	2,300,000	~~W~~	3,010,000	~~W~~	6,260,000

(In millions of Korean won)	December 31, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	280,000	~~W~~	390,000	~~W~~	300,000	~~W~~	1,940,000	~~W~~	3,240,000	~~W~~	6,150,000

12.3 Changes in debentures based on face value for the three-month periods ended March 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	6,150,000	~~W~~	390,000	~~W~~	(280,000)	~~W~~	6,260,000

(In millions of Korean won)	2020
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,550,000	~~W~~	650,000	~~W~~	(300,000)	~~W~~	5,900,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

13. Net Defined Benefit Liabilities

13.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

13.2 Details of the net defined benefit liabilities as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Present value of defined benefit obligation	~~W~~	18,325	~~W~~	21,951
Fair value of plan assets		(17,716)		(21,892)

Net defined benefit liabilities	~~W~~	609	~~W~~	59

13.3 Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Current service cost	~~W~~	533	~~W~~	520
Net interest expenses on net defined benefit liabilities		—		1

Post-employment benefits	~~W~~	533	~~W~~	521

14. Equity

14.1 Share Capital

14.1.1 Details of share capital as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

14.1.2 Changes in shares for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In number of shares)	2021	2020
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

14.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	March 31, 2021		December 31, 2020
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	349,204
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,881		49,881
The 2-1st Hybrid securities	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd Hybrid securities	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st Hybrid securities	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd Hybrid securities	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st Hybrid securities	Oct. 20, 2020	Perpetual bond	3.00		433,918		433,918
The 4-2nd Hybrid securities	Oct. 20, 2020	Perpetual bond	3.28		64,843		64,843
The 5-1st Hybrid securities	Feb. 19, 2021	Perpetual bond	2.67		419,056		—
The 5-2nd Hybrid securities	Feb. 19, 2021	Perpetual bond	2.87		59,862		—
The 5-3rd Hybrid securities	Feb. 19, 2021	Perpetual bond	3.28		119,727		—

				~~W~~	2,294,423	~~W~~	1,695,778

The above hybrid securities are early redeemable by the Company after 5 or 7 or 10 years from the issuance date.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

14.3 Capital Surplus

Details of capital surplus as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Paid-in capital in excess of par value	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gain on sales of treasury shares		86,646		86,646
Consideration for exchangeable rights		11,933		11,933

	~~W~~	14,754,747	~~W~~	14,754,747

14.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Remeasurements of net defined benefit liabilities	~~W~~	(8,060)	~~W~~	(8,032)

14.5 Retained Earnings

14.5.1 Details of retained earnings as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Legal reserves	~~W~~	695,347	~~W~~	557,405
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		5,154		4,175
Unappropriated retained earnings		2,599,473		2,045,177

	~~W~~	4,281,974	~~W~~	3,588,757

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

14.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

14.5.2.1 Details of regulatory reserve for credit losses as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Amounts before appropriation	~~W~~	5,154	~~W~~	4,175
Amounts estimated to be appropriated (reversed)		403		979

	~~W~~	5,557	~~W~~	5,154

14.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won, except for per share amounts)	2021		2020
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	403	~~W~~	6,725
Adjusted profit after provision (reversal) of regulatory reserve for credit losses [1,2]		1,382,467		919,645
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		3,548		2,360
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]	~~W~~	3,478	~~W~~	2,342

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities.

14.6 Treasury Shares

Changes in treasury shares for the three-month periods ended March 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		—		26,173,585

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5,000,000 treasury shares are deposited at the Korea Securities Depository for issuing exchangeable bonds.

	2020
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		26,173,585		—		—		26,173,585

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

15. Dividends

The dividends to the shareholders of the Company for the year ended December 31, 2020, of ~~W~~ 1,770 per share, amounting to total dividends of ~~W~~ 689,653 million, were declared at the annual general shareholders’ meeting on March 26, 2021. The Company’s financial statements as of March 31, 2021, reflect this dividend payable. The dividends paid to the shareholders of the Company in 2020 were ~~W~~ 861,092 million (~~W~~ 2,210 per share).

16. Net Interest Expense

Details of interest income, expense and net interest expense for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Interest income
Due from financial institutions	~~W~~	154	~~W~~	13
Loans measured at fair value through profit or loss		220		1,033
Loans measured at amortized cost		969		691
Others		82		60

		1,425		1,797

Interest expense
Borrowings		141		—
Debentures		32,370		32,095
Others		3		3

		32,514		32,098

Net interest expense	~~W~~	(31,089)	~~W~~	(30,301)

17. Net Fee and Commission Expense

Details of fee and commission income, expense and net fee and commission expense for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Fee and commission income
Fees earned in Korean won	~~W~~	231	~~W~~	147

Fee and commission expense
Fees paid in Korean won		1,883		1,167
Fees paid in foreign currency		115		89

		1,998		1,256

Net fee and commission expense	~~W~~	(1,767)	~~W~~	(1,109)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

18. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial assets at fair value through profit or loss for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	4,615	~~W~~	3,412
Gains on valuation of financial assets at fair value through profit or loss		1,225		397

		5,840		3,809

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		424		850

		424		850

Net gains on financial instruments at fair value through profit or loss	~~W~~	5,416	~~W~~	2,959

19. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other operating income
Dividend income from subsidiaries	~~W~~	1,447,949	~~W~~	974,930

Net other operating income	~~W~~	1,447,949	~~W~~	974,930

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

20. General and Administrative Expenses

20.1 Details of general and administrative expenses for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Employee benefits
Salaries and short-term employee benefits - salaries	~~W~~	9,342	~~W~~	6,060
Salaries and short-term employee benefits - others		1,067		946
Post-employment benefits - defined benefit plans		533		522
Share-based payments		3,868		(1,527)

		14,810		6,001

Depreciation and amortization		1,528		905

Other general and administrative expenses
Travel		—		51
Communications		265		259
Tax and dues		197		193
Publication		56		52
Rental expense		400		211
Vehicle		20		24
Service fees		4,015		5,190
Advertising		384		406
Training		181		260
Others		1,677		1,759

		7,195		8,405

	~~W~~	23,533	~~W~~	15,311

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

20.2 Share-based Payments

Share-based payments plan for executives and employees of the Company and its subsidiaries as of March 31, 2021, are as follows:

20.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 22	Apr. 01, 2019	3,278	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 23	May 27, 2019	1,436	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 25	Jan. 01, 2020	36,103	Service fulfillment, market performance [3] 0~30% and non-market performance [4] 70~100%
Series 27	Jun. 16, 2020	184	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 28	Nov. 21, 2020	68,135	Service fulfillment, market performance [3] 35% and non-market performance [5] 65%
Series 29	Jan. 1, 2021	105,649	Service fulfillment, market performance [3] 0~30% and non-market performance [4] 70~100%
Deferred grant in 2015	—	5,303	Satisfied
Deferred grant in 2016	—	6,119	Satisfied
Deferred grant in 2017	—	2,249	Satisfied
Deferred grant in 2018	—	3,863	Satisfied
Deferred grant in 2019	—	17,526	Satisfied
Deferred grant in 2020	—	55,039	Satisfied

		304,884

Kookmin Bank
Series 76	Apr. 1, 2019	5,765	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 77	May. 27, 2019	4,396	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 78	Nov. 21, 2019	36,443	Service fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 79	Jan. 1, 2020	223,517	Service fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Series 80	Mar 1, 2020	7,943	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 81	Jan. 1, 2021	247,493	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 30~100%
Series 82	Mar 1, 2021	18,202	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 30~100%
Deferred grant in 2015	—	760	Satisfied
Deferred grant in 2016	—	12,671	Satisfied
Deferred grant in 2017	—	9,763	Satisfied
Deferred grant in 2018	—	33,916	Satisfied
Deferred grant in 2019	—	65,475	Satisfied
Deferred grant in 2020		80,634	Satisfied

		746,978

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

20.2.1 Stock grants linked to long-term performance (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment, market performance [3] 10~50% and non-market performance [4] 50~100%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	544
Stock granted in 2014	—	1,028
Stock granted in 2015	—	2,602
Stock granted in 2016	—	5,713
Stock granted in 2017	—	17,222
Stock granted in 2018	—	62,818
Stock granted in 2019	—	76,030
Stock granted in 2020	—	376,767
Stock granted in 2021		310,726

		854,122

		1,905,984

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of March 31, 2021 (Deferred grants are residual shares vested as of March 31, 2021).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Companies’ and individuals’ performance results
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segments
[6]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

20.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares *	Vesting conditions

KB Financial Group Inc.
Stock granted in 2015	5,352	Satisfied
Stock granted in 2016	5,409	Satisfied
Stock granted in 2017	2,489	Satisfied
Stock granted in 2018	7,920	Satisfied
Stock granted in 2019	19,083	Satisfied
Stock granted in 2020	36,480	Satisfied
Stock granted in 2021	9,028	Proportional to service period
Kookmin Bank
Stock granted in 2015	5,019	Satisfied
Stock granted in 2016	12,867	Satisfied
Stock granted in 2017	5,512	Satisfied
Stock granted in 2018	41,481	Satisfied
Stock granted in 2019	93,912	Satisfied
Stock granted in 2020	109,906	Satisfied
Stock granted in 2021	29,305	Proportional to service period
Other subsidiaries
Stock granted in 2015	7,777	Satisfied
Stock granted in 2016	34,345	Satisfied
Stock granted in 2017	102,048	Satisfied
Stock granted in 2018	286,859	Satisfied
Stock granted in 2019	500,458	Satisfied
Stock granted in 2020	310,417	Satisfied
Stock granted in 2021	51,812	Proportional to service period

	1,677,479

*

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share-based payments arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by subsidiaries. The accrued expenses for share-based payments as of March 31, 2021 and December 31, 2020, are ~~W~~ 140,167 million and ~~W~~ 135,328 million, respectively, and the receivables to be reimbursed by subsidiaries for the compensation costs are ~~W~~ 128,432 million and ~~W~~ 123,797 million, respectively. And the compensation costs from share-based payments amounting to ~~W~~ 3,868 million were recognized and ~~W~~ 1,527 million were reversed for the three-month periods ended March 31, 2021 and 2020, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

21. Income Tax Expense

Details of income tax expense for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities
Origination and reversal of temporary differences		(99)		1,680
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		11		29
Others		332		—

Income tax expense	~~W~~	244	~~W~~	1,709

22. Earnings per Share

22.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

22.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2021	2020
Beginning (A)	415,807,920	415,807,920
Acquisition of treasury shares (B)	(26,173,585)	(26,173,585)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	389,634,335

22.1.2 Basic earnings per share

(In Korean won and in number of shares)	2021		2020
Profit for the period	~~W~~	1,396,431,848,251	~~W~~	929,626,184,958
Deduction: Dividends on hybrid securities		13,561,875,000		3,256,250,000

Profit attributable to the ordinary equity holders (A)		1,382,869,973,251		926,369,934,958
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	3,549	~~W~~	2,378

22.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has categories of dilutive potential ordinary shares such as stock grants and ordinary share exchange rights of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expenses after tax for the period were added to profit for diluted earnings per share.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

22.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2021		2020
Profit attributable to the ordinary equity holders *	~~W~~	1,382,869,973,251	~~W~~	926,369,934,958
Adjustment:
Interest expense on exchangeable bonds		578,758,406		—

Adjusted profit for diluted earnings per share	~~W~~	1,383,448,731,657	~~W~~	926,369,934,958

*	The amount is after deducting dividends on hybrid securities.

22.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2021	2020
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335
Adjustment:
Stock grants	3,038,052	3,059,205
Exchangeable bonds	5,000,000	—

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	397,672,387	392,693,540

22.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2021		2020
Adjusted profit for diluted earnings per share	~~W~~	1,383,448,731,657	~~W~~	926,369,934,958
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		397,672,387		392,693,540

Diluted earnings per share	~~W~~	3,479	~~W~~	2,359

23. Statement of Cash Flow

23.1 Details of cash and cash equivalents as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Due from financial institutions	~~W~~	2,067,162	~~W~~	23,084
Restricted due from financial institutions		(3)		(3)

	~~W~~	2,067,159	~~W~~	23,081

23.2 Significant non-cash transactions for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Changes in receivables and payables from consolidated tax return	~~W~~	133,817	~~W~~	(288,084)
Changes in receivables and payables related to stock grants		4,635		(49,963)
Recognition of dividends payable by appropriation of retained earnings		689,653		861,092

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

23.3 Cash inflows and outflows from income tax, interests and dividends for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Activity	2021		2020
Income tax paid	Operating	~~W~~	711	~~W~~	525
Interest received	Operating		2,473		2,804
Interest paid	Operating		30,698		30,947
Dividends received	Operating		1,452,564		978,337
Dividends paid	Financing		13,562		3,256

24. Contingent Liabilities and Commitments

24.1 Commitments made with financial institutions as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		March 31, 2021				December 31, 2020
		Amount of commitments		Amount Borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—

24.2 Other Matters (including litigation)

a) The Company has no pending lawsuit as a defendant as of March 31, 2021.

b) The proliferation of COVID-19 has had a negative impact on the global economy, which may have a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the profit generation capability of the Company as follows;

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchanges transactions.

•	A significant decrease in the fair value of the Company’s investment in an entity that could be affected by COVID-19 pandemic can occur.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

25. Related Party Transactions

According to Korean IFRS No.1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

25.1 Profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)
Subsidiaries	Profit or loss	2021		2020
Kookmin Bank	Interest income	~~W~~	234	~~W~~	13
	Fee and commission income		231		209
	Net other operating income *		917,941		731,926
	General and administrative expenses		2,264		2,356
KB Securities Co., Ltd.	Net other operating income *		130,000		80,000
	Interest expense		—		35
	General and administrative expenses		150		200
KB Insurance Co., Ltd.	General and administrative expenses		410		318
KB Kookmin Card Co., Ltd.	Net other operating income *		200,008		100,004
	General and administrative expenses		111		210
	Net non-operating income		1		2
Prudential Life Insurance Company of Korea Ltd.	Net other operating income *		100,000		—
	General and administrative expenses		205		—
KB Asset Management Co., Ltd.	Net other operating income *		55,000		30,000
KB Capital Co., Ltd	Net gains on financial assets at fair value through profit or loss		5,416		2,959
	General and administrative expenses		—		42
KB Life Insurance Co., Ltd.	General and administrative expenses		91		92
KB Real Estate Trust. Co., Ltd.	Net other operating income *		35,000		30,000
KB Savings Bank Co., Ltd.	Net other operating income *		—		3,000
KB Investment Co., Ltd.	Interest income		969		691
	Net other operating income *		10,000		—
	Provision for credit losses		2		—
KB Data Systems Co., Ltd.	General and administrative expenses		429		216

*	Net other operating income includes dividend income from subsidiaries.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

25.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)
Subsidiaries	Asset or liabilities	March 31, 2021		December 31, 2020
Kookmin Bank	Cash and due from financial institutions	~~W~~	2,067,162	~~W~~	23,084
	Other assets		646,637		596,618
	Other liabilities		2,493		736
	Property and equipment		707		703
KB Securities Co., Ltd.	Other assets		115,328		86,571
	Other liabilities		149		—
KB Insurance Co., Ltd.	Other assets		21,480		20,804
	Other liabilities		471		—
KB Kookmin Card Co., Ltd.	Other assets		126,564		92,294
	Other liabilities		111		621
Prudential Life Insurance Company of Korea Ltd.	Other assets		622		56
	Other liabilities		4,246		—
KB Asset Management Co., Ltd.	Other assets		20,522		16,993
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		389,696		388,895
	Other assets		39,290		25,426
KB Life Insurance Co., Ltd.	Other assets		3,784		3,747
	Other liabilities		12,834		7,636
KB Real Estate Trust Co., Ltd.	Other assets		30,948		22,559
KB Savings Bank Co., Ltd.	Other assets		4,410		2,661
KB Investment Co., Ltd.	Loans measured at amortized cost (gross amount)		180,000		180,000
	Other assets		14,034		12,969
	Allowances for credit losses		467		465
KB Data Systems Co., Ltd.	Property and equipment		7		40
	Intangible assets		1,415		3,484
	Other assets		1,675		1,700
	Other liabilities		1,037		1,016
KB Credit Information Co., Ltd.	Other assets		744		897
	Other liabilities		78		75

25.3 Right-of-use assets and lease liabilities with related parties as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)			March 31, 2021		December 31, 2020
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	707	~~W~~	734

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

25.4 Unused commitments provided from related parties as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)			March 31, 2021		December 31, 2020
Subsidiary	KB Kookmin Card Co., Ltd.	Unused lines of credit for credit card	~~W~~	2,613	~~W~~	2,379

25.5 Share transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)			2021		2020
Subsidiary	KB Capital Co., Ltd.	Paid-in capital increase of ordinary shares	~~W~~	—	~~W~~	50,000

25.6 Lending transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

		2021
(In millions of Korean won)		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	180,000	~~W~~	—	~~W~~	—	~~W~~	180,000

		2020
(In millions of Korean won)		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	120,000	~~W~~	30,000	~~W~~	—	~~W~~	150,000

25.7 Compensation to key management for the three-month periods ended March 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	233	~~W~~	22	~~W~~	879	~~W~~	1,134
Registered directors (non-executive)		140		—		—		140
Non-registered directors		1,349		46		2,989		4,384

	~~W~~	1,722	~~W~~	68	~~W~~	3,868	~~W~~	5,658

	2020
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	378	~~W~~	28	~~W~~	(449)	~~W~~	(43)
Registered directors (non-executive)		144		—		—		144
Non-registered directors		943		142		(1,077)		8

	~~W~~	1,465	~~W~~	170	~~W~~	(1,526)	~~W~~	109